First Quarter Report to Shareholders For the three months ended March 31, 2003	www.canadalife.com

Canada Life Reports First Quarter Results

Financial Highlights — Unaudited

As at and for the three months ended March 31
(in millions of Canadian dollars except per share and percentage amounts)	2003	2002	% Change

PERFORMANCE MEASURES
Common shareholders’ net income	$128	$120	7
Basic and diluted earnings per common share	$0.80	$0.75	7
Book value per common share	$22.53	$20.59	9
Embedded value of new business	$53	$33	61
12 month return on common shareholders’ equity(1)	14.4%	11.5%
MCCSR ratio(2)	198%	213%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS
General fund premiums	$1,590	$1,317	21
Segregated funds deposits	888	905	(2)
ASO premium equivalents and other deposits(3)	388	614	(37)

	$2,866	$2,836	1

ASSETS UNDER ADMINISTRATION
General fund	$36,751	$34,849	5
Segregated funds	20,476	23,005	(11)

	57,227	57,854	(1)
Other assets(3)	7,601	8,669	(12)

	$64,828	$66,523	(3)

Notes:
(1)	Return on common shareholders’ equity is calculated by dividing common shareholders’ net income for the 12 months ended March 31 by the average shareholders’ equity for the last 12 months ended March 31.

(2)	Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company’s primary regulator, the Office of the Superintendent of Financial Institutions, Canada.

(3)	Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.

May 1, 2003 (Toronto, Canada) — Canada Life Financial Corporation (“the Company”) reported common shareholders’ net income of $128 million or $0.80 per share for the first quarter of 2003, up 7% over the comparable period in 2002. Excluding the impact of $4 million for costs incurred to defend against an unsolicited offer to shareholders, net income of $132 million was up 10% over the first quarter of 2002. This growth in net income was achieved despite global political and economic uncertainties and continued decreases in equity markets worldwide. The growth in net income was due to business acquisitions, higher expected profit from in-force business, improved operational efficiencies and an overall lower effective tax rate.

Key stock market indices in Canada, the United States and the United Kingdom, as at March 31, 2003, were on average 26% lower than March 31, 2002 and 5% lower than December 31, 2002. These stock market declines adversely impacted net income by $13 million relative to the first quarter of last year.

Return on common shareholders’ equity was 14.4% for the 12 months ended March 31, 2003, up from 11.5% for the 12 months ended March 31, 2002 and ahead of 14% reported at December 31, 2002.

At its meeting today, the Board of Directors approved a quarterly dividend of $0.20 per common share, payable July 15, 2003 to shareholders of record at the close of business on June 16, 2003.

Canada Life Financial Corporation — First Quarter Report 2003     1

The Board of Directors also declared a dividend of $0.390625 on each outstanding Class B Preferred Share, payable June 30, 2003 to shareholders of record at the close of business on May 23, 2003.

ACQUISITION AND INTEGRATION ACTIVITIES

On January 1, 2003, we completed the previously announced acquisition of the German life operations of a significant international insurer. This acquisition adds scale to our existing business in Germany and makes Canada Life Europe one of the top five companies in the German broker unit linked market and the German market leader in critical illness insurance. During the quarter, we concentrated on the integration of these two businesses, particularly the two sales forces. For the rest of the year, our focus will be continued sales growth, retention of the business and broker relationships, and the completion of back office and systems integration.

During the quarter, we also made significant progress in integrating the group insurance acquisition we completed in the United Kingdom late in 2002. This acquisition, together with our existing group business, has made us the U.K. market leader in the group protection business, ranking first in group life and second in group income protection.

I am pleased with the progress made on integrating these new businesses into the Canada Life portfolio of products and services, and with the sales growth and business retention experienced this quarter.

OTHER PERFORMANCE MEASURES FOR THE QUARTER

In the first quarter, financial results and performance measures have remained strong.

Premium, premium equivalents and new deposits of $2,866 million were up 1% over the prior year. General fund premiums of $1,590 million were up $273 million or 21% over the prior year, primarily due to strong growth in guaranteed and payout annuities and individual non-participating life insurance in Canada, and as a result of our group insurance acquisition in the United Kingdom. Despite $45 million of new segregated fund deposits from our German acquisition and a slight benefit of increases in average foreign currency translation rates, the overall level of segregated funds deposits decreased $17 million or 2% from the prior year as a result of the impact of global stock market declines. ASO premium equivalents and other deposits of $388 million for the first quarter decreased $226 million compared to the prior year, primarily due to the timing of a large group deposit in the prior year.

Embedded Value of new business for the quarter was $53 million, up 61% from $33 million in 2002. This increase reflected the growth in new premiums and deposits as well as growth in new business profitability.

The quality of the Company’s $34,775 million general fund invested asset portfolio remained high throughout the quarter, maintaining the bond portfolio at an A+ rating overall. Reflecting the more challenging credit environment, specific investment provisions net of recoveries and write-offs in the quarter were $7 million, up slightly from $6 million in the first quarter of 2002.

Assets under administration were $64,828 million as at March 31, 2003, a decrease of $1,695 million or 3% from the same date last year. General fund assets grew by $1,902 million reflecting the growth in our business and our U.K. group insurance acquisition. This was offset by declines in segregated funds of $2,529 million and other assets of $1,068 million, primarily a result of the significant decline in global stock markets. The overall impact of changes in foreign currency rates was minimal.

The Company’s measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, was 198% at the end of the first quarter compared to the 202% reported at the end of the fourth quarter of 2002. The Company’s MCCSR ratio was down from 2002, primarily as a result of the German business acquisition noted above.

Canada Life Financial Corporation — First Quarter Report 2003     2

GREAT-WEST LIFECO PROPOSED TRANSACTION

On February 17, 2003, Canada Life’s Board of Directors announced a proposed agreement with Great-West Lifeco Inc. (Great-West) whereby Great-West would acquire all of the outstanding common shares of Canada Life for a combination of cash and securities of Great-West valued as at February 14, 2003 at $44.50 per Canada Life common share. The Board of Directors has recommended that Canada Life shareholders vote in favour of the transaction at the special meeting of shareholders scheduled for May 5, 2003.

A Management Proxy Circular, dated March 22, 2003, provides details of the proposed transaction to assist shareholders in making an informed choice. We urge you to cast your vote either in person at the meeting or by proxy, which must be submitted by 6:00 p.m. (Toronto time) May 2, 2003.

Canada Life’s primary goal since demutualization more than three years ago has been to maximize shareholder value. Our Board of Directors believes combining our operations with those of Great-West meets this objective.

David A. Nield
Chairman and Chief Executive Officer

(As reported on May 1, 2003)

This report provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or negative versions thereof and similar expressions are forward-looking statements. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

Canada Life Financial Corporation — First Quarter Report 2003     3

REVIEW OF OPERATING PERFORMANCE

Common shareholders’ net income for the first quarter of 2003 was $128 million, up $8 million or 7% over the comparable quarter last year. Earnings per common share were $0.80 for the quarter compared to $0.75 for the prior year. The return on common shareholders’ equity for the 12 months ended March 31, 2003 was 14.4% compared to 14% for the year ended December 31, 2002 and 11.5% for the 12 months ended March 31, 2002.

The year-over-year increase in common shareholders’ net income was primarily the result of:

VARIANCE TO PRIOR YEAR
(in millions of Canadian dollars)	First Quarter

Growth in in-force business and tax savings less investments in new business, mortality and morbidity experience and expenses	$25
Impact of declines in global stock markets	(13)

Increase in common shareholders’ net income before the following:	12
Unsolicited offer, defense costs (after-tax)	(4)

Increase in common shareholders’ net income	$8

Excluding the impact of $4 million (after-tax) in costs incurred to defend against an unsolicited offer for the Company’s common shares, net income of $132 million was up $12 million or 10% over the first quarter of 2002. This year-over-year growth in net income was due to business acquisitions, higher expected profit from in-force business, favourable experience in accident and health and life reinsurance, improved operational efficiencies and favourable mortality experience in Canada, and a lower effective tax rate. Quarterly results have been favourably impacted by the use of previously unrecognized tax losses relating to the U.K. pension business, reduction of statutory tax rates in Canada and the Republic of Ireland and continuing benefit from restructuring activities completed in the fourth quarter of 2002. The estimated sustainable tax rate continues to be between 24% and 26%. Adverse mortality experience in the United States and the Republic of Ireland and adverse morbidity experience in the United Kingdom dampened year-over-year growth in net income. Stock market declines adversely impacted net income by $13 million relative to the first quarter of last year.

Premiums, premium equivalents and new deposits of $2,866 million were up 1% over the prior year. General fund premiums of $1,590 million were up $273 million or 21% over the prior year, primarily due to strong growth in guaranteed and payout annuities and individual non-participating life insurance in Canada, and as a result of our group insurance acquisition in the United Kingdom. Despite $45 million of new segregated fund deposits from our German acquisition and a slight benefit of increases in average foreign currency translation rates, the overall level of segregated funds deposits decreased $17 million or 2% from the prior year as a result of the effect of global stock market declines. ASO premium equivalents and other deposits of $388 million for the first quarter decreased $226 million compared to the prior year, primarily due to the timing of a large group contribution.

Net investment income of $563 million for the first quarter was down $17 million or 3% from the comparable period in 2002. This was largely as a result of the decline in global stock markets over the quarter that resulted in losses primarily on investments supporting certain equity based insurance products, which were offset by a corresponding decrease in actuarial liabilities.

General operating expenses of $220 million increased $37 million or 20% as compared to the same quarter last year. Expenses were $15 million higher than the same quarter last year as a result of the business acquisitions in the United Kingdom and Ireland. In addition, one-time defense costs incurred with respect to an unsolicited bid to Canada Life common shareholders added $5 million pre-tax in the quarter. Excluding these items, general expenses were $200 million, up $17 million or 9% over the first quarter of 2002. Systems implementation and conversion costs in Canada accounted for half of this increase.

Assets under administration were $64,828 million as at March 31, 2003, a decrease of $1,695 million or 3% from the same date last year and down $3,175 million from December 31, 2002. General fund assets of $36,751 million increased by $1,902 million from the first quarter last year as a result of general business growth and our U.K. group insurance acquisition. Segregated funds assets of $20,476 million were down $2,529 million from the same date last year and other assets of $7,601 million were also down $1,068 million mainly due to the decline in global stock markets. The decline in assets under administration from December 31, 2002 was primarily due to strengthening of the Canadian dollar in the quarter.

Asset quality — The quality of the Company’s general fund invested asset portfolio remained high throughout the quarter. The average rating for our $21,701 million bond portfolio was A+ at quarter end, unchanged from that at March 2002. Net carrying value in airline holdings amounted to $154 million in general fund assets at quarter end, all of which is secured by aircraft. The three largest airline holdings together with their carrying values are Air Canada at $46 million, American Airlines at $31 million and Delta Airlines at $25 million. The net carrying value of impaired investments at March 31, 2003 was $181 million, an increase of $44 million or 32% compared to March 31, 2002, reflecting the more challenging credit environment. Total losses on impaired investments reported in the consolidated statement of net income for the quarter was $7 million, up slightly from $6 million in the first quarter of 2002. Losses on impaired investments include write-offs and realized losses net

Canada Life Financial Corporation — First Quarter Report 2003     4

of recoveries, together with changes in specific investment provisions for current asset impairments. In addition to specific investment provisions, the Company continues to provide for potential future asset defaults through the reduction of the assumed investment yields used in the calculation of actuarial liabilities. The provision included in the actuarial liabilities for potential losses for any possible future asset defaults was $550 million at March 31, 2003.

Capital management — The Company’s measure of capital adequacy for regulatory purposes, as quantified by its MCCSR ratio, decreased to 198% from 202% reported at December 31, 2002 primarily as a result of the German business acquisition on January 1, 2003.

PERFORMANCE BY BUSINESS SEGMENT

CANADIAN DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$53	$52	$45

Premiums, premium equivalents and new deposits
General fund premiums	$640	$625	$456
Segregated funds deposits	335	264	427
ASO premium equivalents and other deposits	381	756	600

	$1,356	$1,645	$1,483

Assets under administration
General fund	$14,149	$14,119	$13,996
Segregated funds	7,067	7,397	8,288
Other assets	7,112	7,346	8,032

	$28,328	$28,862	$30,316

Shareholders’ net income of $53 million for the first quarter increased by $8 million over the comparable quarter in 2002. The impact of strong premium revenue growth in general funds, improved operational efficiencies, favourable mortality experience in payout annuities and conversion experience in individual insurance term products, and the reduction in the statutory tax rate contributed to the growth in net income this quarter. The increase was partially offset by systems implementation and conversion costs, adverse morbidity experience and a reduction in investment income.

Premiums, premium equivalents and new deposits were $1,356 million for the quarter, 9% below the comparable period last year. General fund premiums of $640 million in the first quarter of 2003 grew $184 million or 40% over 2002 primarily due to strong growth in guaranteed and payout annuities and individual non-participating life insurance. Segregated funds deposits of $335 million in the quarter decreased by $92 million from the same period in 2002, mainly due to fewer cases in the group savings market and customer preferences shifting away from equity based products, consistent with the strong growth seen in our guaranteed products. Other deposits and ASO business of $381 million were $219 million less than the first quarter and $375 million less than the fourth quarter of last year, primarily due to the timing of deposits received from one large client.

Assets under administration of $28,328 million as at March 31, 2003 decreased by $1,988 million from the same quarter last year as strong growth in general fund assets was offset by declines in market values of segregated funds and other assets. General fund assets of $14,149 million increased $153 million as a result of general business growth. Segregated funds assets declined $1,221 million or 15%, and other assets under administration decreased by $920 million or 11%. This compares favourably to the TSX Composite decline of 19% since March 2002, primarily due to a significant element of fixed income investments in these portfolios.

Canada Life Financial Corporation — First Quarter Report 2003     5

UNITED KINGDOM DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$40	$33	$32

Premiums, premium equivalents and new deposits
General fund premiums	$391	$428	$287
Segregated funds deposits	316	412	275
ASO premium equivalents and other deposits	7	14	14

	$714	$854	$576

Assets under administration
General fund	$9,576	$10,345	$7,427
Segregated funds	9,653	10,671	11,108
Other assets	474	553	621

	$19,703	$21,569	$19,156

Shareholders’ net income of $40 million for the first quarter increased by $8 million over last year. Income before tax was down $4 million from the prior year due primarily to adverse claims experience in the group health and individual health lines of business this quarter. However, the quarterly results have been favourably impacted by the utilization of previously unrecognized pension tax losses and, following a review of outstanding tax issues, a tax recovery of $1 million this quarter compared to a tax expense of $11 million in 2002.

Premiums, premium equivalents and new deposits of $714 million for the quarter were up $138 million or 24% over the same quarter last year. General fund premiums of $391 million increased by $104 million from the prior year, primarily due to the group insurance business acquired in October 2002. Segregated funds deposits of $316 million were up $41 million or 15% over 2002. Difficult stock market conditions impacted segregated funds, although subsequent to quarter-end $120 million of deposits were received in the first eight days of April in advance of the U.K. Chancellor’s speech on April 9, 2003, where changes were expected to certain tax benefits for policyholders. Other deposits in the quarter this year decreased by $7 million due to stock market conditions and the closure late last year of the Financial Consultancy sales force.

Assets under administration of $19,703 million at quarter end, increased $547 million or 3% from the same date in 2002. Total general fund assets grew by $2,149 million or 29% over 2002 as a result of growth in new business for payout annuities and our group insurance business acquisition. The drop of $769 million from December 31, 2002 is entirely due to the 8% strengthening of the Canadian dollar against the British pound in the quarter. Segregated funds assets fell by $1,455 million or 13% from March 31, 2002 as increases in business written through Canada Life International were not sufficient to offset the impact of the fall in the U.K. stock market. The U.K. FTSE 100 Index at quarter end dropped by 32% since the end of the first quarter of 2002 and 8% since December 31, 2002. Other assets, including unit trusts, have fallen by 24% due to the cessation of sales of these products following the closure of the Financial Consultancy sales force late last year.

Integration of Group Business Acquisition — The group insurance business acquired in 2002 was legally transferred to Canada Life on April 1, 2003. This has been achieved six months after this business acquisition was completed on October 1, 2002, representing a significant milestone in our overall integration plans and ahead of our expected date. Our remaining integration plans are on schedule with completion still expected by the end of this year.

Canada Life Financial Corporation — First Quarter Report 2003     6

UNITED STATES DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$20	$27	$27

Premiums, premium equivalents and new deposits
General fund premiums	$430	$433	$457
Segregated funds deposits	23	84	38

	$453	$517	$495

Assets under administration
General fund	$10,314	$10,990	$11,082
Segregated funds	594	698	823

	$10,908	$11,688	$11,905

Shareholders’ net income of $20 million for the first quarter decreased by $7 million or 26% from the first quarter of 2002. The decrease was primarily attributable to lower mortality gains in individual protection, in addition to the strengthening of the Canadian dollar relative to the U.S. dollar.

Premiums, premium equivalents and new deposits of $453 million for the first quarter were $42 million or 8% less than the comparable period last year. General fund premiums of $430 million decreased by $27 million or 6% from the first quarter of 2002. Strong fixed annuity premium growth was offset by a decline in non-core GIC product sales and the strengthening of the Canadian dollar. GIC sales were impacted by the uncertainty in the first quarter relating to the possibility of change in control of the Company. Segregated funds deposits of $23 million declined by $15 million from the first quarter of 2002 as a result of customer reaction to the poor performance of the stock market.

Assets under administration decreased by $997 million to $10,908 million as at March 31, 2003 from the comparable date last year. Total general fund assets of $10,314 million as at March 31, 2003 decreased by $768 million as organic business growth was offset by the strengthening of the Canadian dollar. Segregated funds assets of $594 million as at March 31, 2003 decreased by $229 million from the same date last year due to stock market and exchange rate declines. At March 31, 2003, the S&P’s 500 Index had declined 26% compared to March 31, 2002. Assets under administration decreased by $780 million from December 31, 2002 as a result of the strengthening of the Canadian dollar.

Canada Life Financial Corporation — First Quarter Report 2003     7

REPUBLIC OF IRELAND DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$15	$6	$10

Premiums, premium equivalents and new deposits
General fund premiums	$31	$34	$34
Segregated funds deposits	214	165	165

	$245	$199	$199

Assets under administration
General fund	$1,369	$1,401	$910
Segregated funds	3,157	3,128	2,782

	$4,526	$4,529	$3,692

Business Acquisition — On January 1, 2003, we completed the acquisition of the German life operations of a significant international insurer. The purchase price was $188 million, which was partly funded by reinsurance of $107 million.

The acquisition increased the number of our protection policies in Germany from 4,000 to 40,000 and wealth management policies from 8,000 to 80,000. These acquired policies were initially reinsured to Canada Life, and court approval of the transfer of the legal ownership of the policies to Canada Life is expected in July.

An integration project is underway to combine this acquisition with our existing business in Germany. During the first quarter of 2003, we completed the sales force integration. We now have close to 7,000 broker contacts. Sales in the quarter were very strong, with 7,000 new policies sold for new annualized premiums of $20 million compared to $3 million in the same period last year. A unified product range will be launched in June and the product offerings with the most opportunity for success from each of the acquired and existing products will be sold under the Canada Life brand.

With the acquisition, 65 staff were transferred to Canada Life. The complete integration of administration systems and processes is underway and is scheduled to be completed by September 2003.

Shareholders’ net income of $15 million for the first quarter of 2003 was $5 million higher than the first quarter last year and $9 million higher than last quarter. Net income from the domestic Irish business was $11 million, in line with the same period last year and ahead of last quarter’s net income, despite lower fee income as a result of declining stock markets. Net income from the German business was $4 million, $5 million higher than the same quarter last year.

Premiums, premium equivalents and new deposits of $245 million for the first quarter of 2003 have increased from $199 million in 2002. Premiums of $188 million in the Irish business fell 8% due to lower single premium sales as a result of weak stock markets. Premiums in the German business, which was primarily segregated funds deposits, have increased to $57 million compared to $3 million in the first quarter of 2002.

Assets under administration grew to $4,526 million, up $834 million from the comparable date last year. Of this increase, general fund assets grew by $459 million and segregated fund assets by $375 million. These increases were principally due to the strengthening of the Euro relative to the Canadian dollar and general business growth, partially offset by adverse movements in the stock market. The acquired German business added approximately $90 million to general fund assets and $130 million to segregated funds assets. The business written in this Division is impacted by movements in global stock markets, notably, those of the United States, United Kingdom, Canada, Ireland and other European countries.

Canada Life Financial Corporation — First Quarter Report 2003     8

INTERNATIONAL AND REINSURANCE DIVISION

	For the quarter ended

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Shareholders’ net income	$8	$10	$6

Premiums, premium equivalents and new deposits
General fund premiums	$98	$104	$83
Segregated funds deposits	—	1	—
ASO premium equivalents and other deposits	—	1	—

	$98	$106	$83

Assets under administration
General fund	$1,343	$1,336	$984
Segregated funds	5	5	4
Other assets	15	14	16

	$1,363	$1,355	$1,004

Shareholders’ net income of $8 million for the first quarter was $2 million or 33% more than the first quarter of 2002. Exceptional mortality experience in life reinsurance and positive morbidity experience in the run-off accident and health reinsurance line were more than sufficient to offset poor morbidity experience in our Caribbean group health business.

Premiums, premium equivalents and new deposits of $98 million for the first quarter were up $15 million or 18% from the prior year. The increase resulted from strong growth in the life reinsurance line of business, partially offset by a decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,363 million increased $359 million or 36% over the comparable date last year.

Canada Life Financial Corporation — First Quarter Report 2003     9

Consolidated Statements of Net Income – Unaudited

For the three months ended March 31
(in millions of Canadian dollars, except per share amounts)	2003	2002

Revenues
Premiums
Annuities	$596	$463
Individual life and health insurance	410	398
Group life and health insurance	584	456

	1,590	1,317

Net investment income	563	580
Fee and other income	123	141

	2,276	2,038

Expenditures
Payments to policyholders and beneficiaries
Annuity payments	372	331
Life and health benefits	593	486
Maturities, surrender payments and other	415	351
Participating policyholder dividends	67	75

	1,447	1,243
Increase in actuarial liabilities	248	283
General operating expenses	220	183
Commissions	156	117
Premium and other taxes	21	17
Interest expense	10	11
Non-controlling interest in subsidiary	8	—

	2,110	1,854

Net income before income tax provision	166	184
Income tax provision	37	59

Net income including participating policyholders’ net income (loss)	129	125
Participating policyholders’ net income (loss)	(1)	3

Shareholders’ net income	130	122
Preferred share dividends	2	2

Common shareholders’ net income	$128	$120

Average number of common shares outstanding (millions)
Basic	160.4	160.4
Diluted	160.5	160.6

Earnings per common share
Basic and diluted	$0.80	$0.75

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     10

Consolidated Balance Sheets – Unaudited

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Assets
Invested assets
Bonds	$21,701	$22,317	$19,516
Mortgages	7,281	7,622	7,900
Common and preferred stocks	1,867	2,073	1,935
Real estate	1,048	1,066	922
Policy loans	1,107	1,113	1,076
Cash, cash equivalents and short-term investments	1,334	1,159	1,082
Other	437	1,124	760

Total invested assets	34,775	36,474	33,191
Other assets	1,976	1,717	1,658

Total general fund assets	$36,751	$38,191	$34,849

Segregated funds net assets	$20,476	$21,899	$23,005

Liabilities and equity
Policy liabilities
Actuarial liabilities	$28,012	$29,050	$26,650
Other policy liabilities	1,058	1,059	1,040
Policyholders’ amounts left on deposit	447	453	430

Total policy liabilities	29,517	30,562	28,120
Net deferred gains	1,423	1,472	1,453
Other liabilities	1,006	1,190	786

	31,946	33,224	30,359

Subordinated debentures	550	550	550

Non-controlling interest in subsidiary	450	450	450

Total equity	3,805	3,967	3,490

Total general fund liabilities and equity	$36,751	$38,191	$34,849

Segregated funds net liabilities	$20,476	$21,899	$23,005

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     11

Consolidated Statements of Equity – Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Participating policyholders’ equity
Balance, beginning of period	$44	$41
Participating policyholders’ net income (loss)	(1)	3

Balance, end of period	43	44

Currency translation
Balance, beginning of period	4	(1)
Net unrealized loss on translation of net investments in foreign operations	(1)	(1)

Balance, end of period	3	(2)

Total participating policyholders’ equity	$46	$42

Shareholders’ equity
Share capital
Preferred shares
Balance, beginning and end of period	$145	$145

Common shares
Balance, beginning and end of period	$317	$317

Retained earnings
Balance, beginning of period	$3,299	$2,910
Shareholders’ net income	130	122
Dividends paid to common shareholders	(32)	(24)
Dividends paid to preferred shareholders	(2)	(2)
Canada Life Capital Securities (“CLiCS”) issuance costs	—	(5)

Balance, end of period	3,395	3,001

Currency translation account
Balance, beginning of period	158	11
Net unrealized loss on translation of net investments in foreign operations	(256)	(26)

Balance, end of period	(98)	(15)

Total retained earnings	$3,297	$2,986

Total shareholders’ equity	$3,759	$3,448

Total equity	$3,805	$3,490

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     12

Consolidated Statements of Cash Flows – Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Cash flows from operating activities
Net income including participating policyholders’ net income (loss)	$129	$125
Items not affecting cash and cash equivalents:
Increase in actuarial liabilities and other policy liabilities	265	295
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	(49)	(64)
Other, including future income taxes	24	12
Net change in other operating assets and liabilities	(168)	(256)

Increase due to operating activities	201	112

Cash flows from investing activities
Sales, maturities and scheduled redemptions of:
Bonds	4,319	2,789
Mortgages	1,335	583
Common and preferred stocks	553	126
Real estate	65	12
Other investments	630	23
Purchases of:
Bonds	(4,748)	(3,486)
Mortgages	(1,316)	(497)
Common and preferred stocks	(452)	(105)
Real estate	(119)	(4)
Other investments	(17)	(18)
Net short-term investments	(643)	30
Net policy loans	(46)	(7)
Acquisition, net of cash received (note 2)	(122)	—

Decrease due to investing activities	(561)	(554)

Cash flows from financing activities
Issue of CLiCS	—	445
Dividends paid to common shareholders	(32)	(24)
Dividends paid to preferred shareholders	(2)	(2)

Increase (decrease) due to financing activities	(34)	419

Effect of changes in exchange rates on cash and cash equivalents	(63)	(6)

Net decrease in cash and cash equivalents for the period	(457)	(29)
Cash and cash equivalents, beginning of period	1,066	993

Cash and cash equivalents, end of period	609	964
Short-term investments, end of period	725	118

Cash, cash equivalents and short-term investments, end of period	$1,334	$1,082

Supplementary disclosure of cash flow information:
Interest paid on subordinated debentures, other liabilities and Canada Life Capital Securities	$10	$11
Income taxes paid, net of refunds	$48	$3

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     13

Consolidated Statements of Changes in Segregated Funds — Unaudited

For the three months ended March 31
(in millions of Canadian dollars)	2003	2002

Additions to segregated funds
Deposits and transfers from the general fund	$888	$905
Assets added by business acquisition (note 2)	130	—
Reclassifications from the general fund and transfer of seed money	—	656
Net investment income	102	93
Tax recovery	—	5

	1,120	1,659

Deductions from segregated funds
Withdrawals, benefit payments and transfers to the general fund	602	538
Operating expenses	116	106
Currency translation adjustment	1,033	304
Net decrease (increase) in fair value of investments	792	(204)

	2,543	744

Net additions to (deductions from) segregated funds for the period	(1,423)	915
Segregated funds net assets, beginning of period	21,899	22,090

Segregated funds net assets, end of period	$20,476	$23,005

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets — Unaudited

	As at

	March 31	December 31	March 31
(in millions of Canadian dollars)	2003	2002	2002

Common and preferred stocks	$15,192	$16,214	$18,794
Bonds	2,403	2,455	2,305
Cash, cash equivalents and short-term investments	1,866	2,291	1,397
Real estate	855	944	756
Mortgages	10	9	8
Investment income due and accrued	280	242	50
Tax liability	(56)	(49)	(56)
Due to brokers and others	(74)	(207)	(249)

	$20,476	$21,899	$23,005

(see accompanying notes)

Canada Life Financial Corporation — First Quarter Report 2003     14

Notes to the Interim Consolidated Financial Statements — Unaudited
For the three months ended March 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements for Canada Life Financial Corporation (the “Company”) are prepared according to Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2002. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2002 Consolidated Financial Statements except as described below.

(a)	Accounting Policy Changes

(i)	Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2003, the Company changed its accounting policy for stock options granted to employees on or after that date from the intrinsic value method to the fair value method on a prospective basis. Under the fair value method, the fair value of the stock options is estimated at the grant date using the Black-Scholes option pricing model. The total fair value of the options is amortized over the vesting period as compensation expense with an offset to share capital. For options that are forfeited prior to vesting, the compensation expense previously recognized in general operating expenses and share capital is reversed. When the options are exercised, the proceeds received by the Company are credited to share capital.

(ii)	Disclosure of Guarantees

Effective January 1, 2003, the Company adopted the new guideline for Disclosure of Guarantees issued by the Canadian Institute of Chartered Accountants (CICA). Under the guideline, a guarantor must disclose significant information about guarantees it has provided, regardless of whether it will have to make any payments under the guarantee. The guideline does not address the recognition and measurement of guarantees. Guarantees issued by insurance companies and subject to specialized insurance accounting, including guarantees embedded in insurance or investment contracts, are excluded from the scope of this new guideline.

The Company issues letters of credit in the normal course of business. Letters of credit in the amount of $3 million were issued but not drawn against at March 31, 2003.

(iii)	Impaired Loans – Foreclosed Assets

Effective January 1, 2003, the Company adopted the amendments made to CICA Handbook Section 3025, Impaired Loans. Under the amendments, a long-lived foreclosed asset classified as held for sale is carried at fair value less cost to sell, whereas foreclosed assets other than long-lived foreclosed assets classified as held for sale are initially carried at fair value. Any gains or losses on foreclosure and subsequent adjustments to the carrying value of the foreclosed asset are recognized in income immediately. The impact of this change on these interim Consolidated Financial Statements was not material.

2.	ACQUISITION

On January 1, 2003, the Company completed the acquisition of the Irish-based German life operations of a significant international insurer. The transaction involved the transfer of a block of business to the Company for $147 million, primarily consisting of liabilities for unit-linked and critical illness products. This transfer requires High Court approval in Ireland, which is expected to be received in July 2003. In the interim, the business is being reinsured by the Company. Additionally, as part of the acquisition, the Company acquired a Germany-based sales and marketing company for $35 million, and an Irish-based life insurance company for $6 million. Results are included in the Consolidated Statement of Income from the date of acquisition. The aggregate acquisition had a purchase price of approximately $188 million.

Canada Life Financial Corporation — First Quarter Report 2003     15

Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

Fair value of net assets acquired:

(in million of Canadian dollars)
Cash	$6
Intangible assets	33
Goodwill	46
Other assets	9

94

Actuarial liabilities	(135)
Other liabilities	41

(94)

Net assets acquired	$188

Aggregate consideration:
Cash consideration	$124
Satisfaction of vendor liabilities	80
Consideration adjustments receivable	(20)
Transaction costs	4

$188

Segregated funds assets and liabilities acquired	$130

The purchase price allocation is subject to change pending the finalization of certain consideration adjustments and the determination of fair values of assets and liabilities acquired.

Intangible assets consist of broker contracts which are not subject to amortization.

Immediately following the acquisition, the Company entered into assumed reinsurance arrangements on the transferred block of business, for which it received $107 million.

3.	STOCK-BASED COMPENSATION

The Company has a directors share purchase plan, a deferred stock unit plan, and an employee stock purchase plan. Information concerning these plans, in addition to the stock option plan, is included in note 17 to the Consolidated Financial Statements for the year ended December 31, 2002.

The Company adopted the fair value method of accounting for stock options effective January 1, 2003 on a prospective basis. As at March 31, 2003, no compensation expense was recorded as no stock options were granted in the quarter.

No compensation expense is recognized for stock options granted prior to January 1, 2003. When these stock options are exercised, the amount of proceeds is included in shareholders’ equity. Had the Company used the fair value method to measure compensation for all outstanding stock options granted before January 1, 2003 but after January 1, 2002, the common shareholders’ net income, earnings per common share and diluted earnings per common share for the three months ended March 31, 2003 would have been reduced by $1 million, $0.01 and $0.01, respectively (March 31, 2002 — $1 million, $0.01 and $0.01, respectively).

The Company recognizes compensation expense for those stock options that have been awarded stock appreciation rights in tandem based on the excess of the market value over the exercise price. The Company expects stock appreciation rights to be settled in cash and, therefore, accrues compensation expense on them over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Total compensation expense, included in general operating expenses on the Consolidated Statements of Net Income, for the three months ended March 31, 2003 and March 31, 2002 was not material.

Canada Life Financial Corporation — First Quarter Report 2003     16

4.	SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets, provides certain administrative services for the operating divisions and is responsible for capital management.

					International
		United	United		and
For the three months ended March 31	Canadian	Kingdom	States	Irish	Reinsurance	Corporate
(in millions of Canadian dollars)	Division	Division	Division	Division	Division	Division	Total

2003
GENERAL FUND
Revenues
Premiums	$640	$391	$430	$31	$98	$—	$1,590
Net investment income	218	135	164	20	17	9	563
Fee and other income	44	49	3	26	1	—	123

	902	575	597	77	116	9	2,276

Expenditures
Payments to policyholders and beneficiaries	549	399	420	19	60	—	1,447
Increase (decrease) in actuarial liabilities	129	67	69	(26)	9	—	248
General operating expenses, commissions, premium and other taxes and interest expense	147	70	76	65	38	19	415

	825	536	565	58	107	19	2,110

Net income (loss) before income tax provision	77	39	32	19	9	(10)	166
Income tax provision (recovery)	25	(1)	13	3	1	(4)	37

Net income (loss) including participating policyholders’ net income (loss)	52	40	19	16	8	(6)	129
Participating policyholders’ net income (loss)	(1)	—	(1)	1	—	—	(1)

Shareholders’ net income (loss)	$53	$40	$20	$15	$8	$(6)	$130
Preferred share dividends	—	—	—	—	—	2	2

Common shareholders’ net income (loss)	$53	$40	$20	$15	$8	$(8)	$128

General fund assets	$14,149	$9,576	$10,314	$1,369	$1,343	$—	$36,751

Segregated funds
Deposits	$335	$316	$23	$214	$—	$—	$888
Total assets	$7,067	$9,653	$594	$3,157	$5	$—	$20,476

2002
GENERAL FUND
Revenues
Premiums	$456	$287	$457	$34	$83	$—	$1,317
Net investment income	238	123	180	12	15	12	580
Fee and other income	48	58	4	30	1	—	141

	742	468	641	76	99	12	2,038

Expenditures
Payments to policyholders and beneficiaries	505	209	449	17	63	—	1,243
Increase in actuarial liabilities	34	159	73	15	2	—	283
General operating expenses, commissions, premium and other taxes and interest expense	131	57	72	31	26	11	328

	670	425	594	63	91	11	1,854

Net income before income tax provision	72	43	47	13	8	1	184
Income tax provision (recovery)	27	11	17	3	2	(1)	59

Net income including participating policyholders’ net income	45	32	30	10	6	2	125
Participating policyholders’ net income	—	—	3	—	—	—	3

Shareholders’ net income	$45	$32	$27	$10	$6	$2	$122
Preferred share dividends	—	—	—	—	—	2	2

Common shareholders’ net income	$45	$32	$27	$10	$6	$—	$120

General fund assets	$13,996	$7,427	$11,082	$910	$984	$450	$34,849

Segregated funds
Deposits	$427	$275	$38	$165	$—	$—	$905
Total assets	$8,288	$11,108	$823	$2,782	$4	$—	$23,005

Canada Life Financial Corporation — First Quarter Report 2003     17

5.	GREAT-WEST LIFECO INC. PROPOSED TRANSACTION

On February 17, 2003, Great-West Lifeco Inc. (“Great-West”) and the Company announced that Great-West had agreed to acquire all of the outstanding common shares of the Company for a combination of cash and Great-West securities then valued at $44.50 per common share of the Company. In a management proxy circular dated March 22, 2003 (the “Circular”) mailed to shareholders, the Board of Directors unanimously recommended that shareholders vote to approve the transaction at a special meeting to be held on May 5, 2003. The acquisition is subject to shareholder and regulatory approvals and is expected to close in the third quarter.

As part of the transaction, the Company agreed to conduct its business in the ordinary course consistent with past practice until the transaction closes or the transaction agreement is terminated, unless Great-West provides written consent. The Company has incurred costs in respect of the proposed transaction and these costs have been capitalized. Under certain circumstances described in the Circular the transaction agreement may be terminated and, depending on the circumstances, the Company will be required to pay to Great-West a termination fee or an amount in respect of expense reimbursement or Great-West will be required to pay to the Company an amount in respect of expense reimbursement.

The unsolicited offer made by Manulife Financial Corporation on December 27, 2002 to acquire all of the outstanding common shares of the Company expired on February 28, 2003.

Canada Life Financial Corporation — First Quarter Report 2003     18

Supplementary Financial and Other Information – Unaudited

As at or for the three months ended	March 31	December 31	September 30	June 30	March 31
(in millions of Canadian dollars except per share and percentage amounts)	2003	2002	2002	2002	2002

PERFORMANCE MEASURES
Common shareholders’ net income	$128	$131	$114	$125	$120
Basic earnings per common share	$0.80	$0.81	$0.71	$0.78	$0.75
Book value per common share	$22.53	$23.53	$22.64	$21.04	$20.59
Dividend per common share	$0.20	$0.15	$0.15	$0.15	$0.15
Dividend per preferred share	$0.390625	$0.390625	$0.390625	$0.390625	$0.398116
Return on common shareholders’ equity — last 12 months	14.4%	14.0%	11.6%	11.7%	11.5%
Return on common shareholders’ equity — annualized	13.9%	14.1%	13.1%	15.0%	14.6%

PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS
General fund premiums	$1,590	$1,624	$1,561	$1,413	$1,317
Segregated funds deposits	888	926	862	1,028	905
ASO premium equivalents and other deposits	388	771	389	598	614

	$2,866	$3,321	$2,812	$3,039	$2,836

ASSETS UNDER ADMINISTRATION
General fund	$36,751	$38,191	$36,663	$35,241	$34,849
Segregated funds	20,476	21,899	20,776	21,929	23,005

	57,227	60,090	57,439	57,170	57,854
Other assets	7,601	7,913	7,725	8,279	8,669

	$64,828	$68,003	$65,164	$65,449	$66,523

DEBT AND CAPITALIZATION
Bank loans	$3	$3	$3	$3	$3
Subordinated debentures	550	550	550	550	550
Canada Life Capital Securities	450	450	450	450	450

Total debt	1,003	1,003	1,003	1,003	1,003
Participating policyholders’ equity	46	48	43	41	42
Preferred shares	145	145	145	145	145
Common shares	317	317	317	317	317
Retained earnings	3,297	3,457	3,314	3,058	2,986

Total equity	$3,805	$3,967	$3,819	$3,561	$3,490

Debt and preferred share capital to total capital ratio	23.9%	23.1%	23.8%	25.2%	25.6%
MCCSR ratio	198%	202%	214%	212%	213%

COMMON STOCK PERFORMANCE
“CL” — Toronto Stock Exchange
High	$43.75	$42.00	$37.40	$40.89	$44.64
Low	$38.50	$28.50	$30.56	$35.82	$37.50
Close	$43.75	$40.29	$31.95	$37.20	$40.00
“CLU” — New York Stock Exchange (U.S. Dollars)
High	$29.79	$26.90	$24.57	$26.40	$27.83
Low	$25.30	$18.10	$19.34	$23.31	$23.73
Close	$29.54	$25.51	$20.19	$24.57	$25.15

Canada Life Financial Corporation — First Quarter Report 2003     19

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol “CL” and the New York Stock Exchange under the symbol “CLU”. Canada Life Financial Corporation has total consolidated assets under administration in excess of $64 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

Corporate Address:	Investor Relations and Corporate Communications:
Canada Life Financial Corporation 330 University Avenue Toronto, Ontario, Canada M5G 1R8 Phone: 416-597-1456 Website: www.canadalife.com	Brian Lynch
Vice-President, Investor Relations and Corporate Communications
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6693) or 416-204-2381
E-mail: investor_relations@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a First Quarter Earnings Results Conference Call at 3:30 p.m. May 1, 2003, Toronto time. Members of the media are welcome to audit the call. Toll free, Toronto and North America, the number is 1-888-295-1311. Overseas only the number is 416-695-5801. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. May 1, 2003 Toronto time until midnight, Toronto time on May 8, 2003 at 416-695-5800 (Passcode: 1386641) or toll free in North America at 1-800-408-3053 (Passcode: 1386641).

The call is also made available to listeners live over the internet through Canada Life’s website. Go to www.canadalife.com/Investor and click on “Presentations”. This web cast is archived and available on the website.

Shareholder Services:

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer agent:

Canada Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto, Ontario M5J 2Y1 Phone: 1-888-284-9137	United Kingdom Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, England BS99 7NH Phone: 0870-702-0164	United States Computershare Investor Services, LLC P.O. Box A3504 Chicago, Illinois 60690-3504 Phone: 1-888-284-9137	Republic of Ireland Computershare Investor Services (Ireland) Ltd. Heron House, Corrig Road, Sandy Ford Industrial Estates, Dublin 18 Phone: 01-216-3100
E-mail: canadalife@computershare.com	E-mail: canadalife@computershare.com	E-mail: webqueries@computershare.com	E-mail: canadalife@computershare.com

Special Shareholders Meeting – May 5, 2003

To be held at 10:30 a.m. Toronto time at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Rooms 105 and 106, Toronto, Ontario, Canada. Shareholders are encouraged to vote FOR the Great-West transaction. Shareholders voting by proxy should ensure their instructions are received by 6:00 p.m. Toronto time on May 2, 2003. Shareholders who otherwise prefer to vote in person at the meeting are welcome to do so.

Questions regarding the proxy solicitation process should be directed to your broker or to Georgeson Shareholder at the following toll free numbers:

Canada and the United States 1-866-802-5796 (English)
Canada and the United States 1-866-860-4550 (French)
Ireland 1-800-300-062
United Kingdom 0-800-018-3047

Other countries 416-642-7084 (call collect)

Canada Life Financial Corporation — First Quarter Report 2003     20